Mail Stop 3561

June 9, 2006

Richard L. Chang
Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

Re: **Shine Media Acquisition Corp.**
Registration Statement on Form S-1
Amendment No. 2 filed on May 8, 2006
File No. 333-127093

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain to us why the total amount of this offering went from $60,000,000 to $36,000,000.

2. Please provide us with a legal analysis as to how the company will comply with Section 280 or 281(b) of the Delaware General Corporation Law and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

3. We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.65, or 94% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

4. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted by third party claims.

5. We note disclosure in the Sixth Article, in the Second Amended and Restated Certificate of Incorporation of Shine Media Acquisition Corp., that states "[t]he following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any "Business Combination," and may not be amended during the "Target Business Acquisition Period" without the affirmative vote of at least 95% of the Transaction Shares (as defined below) cast at a meeting of stockholders of the Corporation." (emphasis added). We also note your disclosure on page 6, and similar disclosure on page 45, that "[n]either we nor our board of directors will propose, or seek stockholder approval of, any amendment of these provisions." Please revise the prospectus to disclose this provision in more detail and explain the impact or potential impact of this provision on investors in the offering. Please disclose whether the company views the business combination procedures as stated in the provision and the prospectus as obligations.

Cover Page of Prospectus

6. Please revise the second paragraph to indicate the offering price per unit.

Prospectus Summary

7. We note the disclosure on page 4 of the prospectus that "[t]he purchasers of the private placement are permitted to transfer such units in certain limited circumstances." In light of integration issues of the private placement and public offering, please revise this statement or advise us why such revisions are not necessary. If applicable, please address similar disclosure in any of the related agreements.

8. We note the disclosure on page 6 and elsewhere that "[p]ublic stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the proceeds trust account … if the business combination is approved and completed." In the case where stockholders vote against the business combination and exercise their conversion rights, please clearly disclose whether such stockholders would be able to convert their shares if either a majority vote against the business combination or more than 20% of the shares sold in the offering vote against the business combination and exercise their conversion rights resulting in the failure of the business combination.

9. Please disclose in greater detail whether the company would acquire a majority ownership in the "foreign entity" that would concurrently acquire an equity interest in one or more target businesses in China. Please discuss whether the "foreign entity" would be a U.S. company and whether the company could have other operations outside of media and advertising.

Risk Factors

10. In risk factor 9, please disclose how many other blank check companies are seeking to acquire a media and advertising company in China.

11. In risk factor 20 on page 16, please include a discussion of Sec. 14 of the Securities Act of 1933 that provides for any provision binding a person acquiring any security to waive compliance with any provision of the 33 Act to be void.

12. In the risk factor on page 17, that the company may be deemed an investment company, please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

Comparison to Offerings of Blank Check Companies, page 47

13. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive

interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. In addition, the company may want to further elaborate the risk factor regarding the stockholders' limited right to receive interest earned from the funds held in trust to clarify the requirements under Rule 419.

Option Grants in Last Fiscal Year, page 53

14. We note the 126,000 stock options granted to various executive officers during the "Last Fiscal Year". Please tell us if these options were issued in addition to the 225,000 options issued on April 27, 2006 and revise to clarify. If the 126,000 options are in addition to the 225,000 options issued, revise your footnotes to provide the disclosures required by SFAS 123 (as amended by SFAS 148). Also, explain to us why you used the same weighted-average risk-free interest rate and per share weighted average fair value for options issued in 2005 and in April 2006.

Principal Stockholders, page 54

15. Please disclose here and in Part II of the registration statement, the exemption from registration in which the persons relied in transferring the shares as described on page 58 and in Part II. Please explain here the reasons for the transfers and the nature of the affiliations.

16. Please disclose the control persons of AFG Trust.

17. You state all directors and executive officers as a group will own 20.6% of the outstanding common stock after the offering and private placement. Please provide us with the calculations you used to compute this percentage.

Financial Statements

Warrants

18. Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon

Richard L. Chang
Shine Media Acquisition Corp.
June 9, 2006
Page 5

issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Note 1 – Organization, proposed business operations and summary of significant accounting policies

19. In this footnote you disclose your "proposed" private placement. In "Description of Securities" on page 59, you state the 133,333 units from the private placement have been sold. You also state on page 60 that 266,666 warrants are currently outstanding. Please revise the document to provide consistent disclosure regarding the timing of the private placement of the 133,333 units.

Note 4 – Commitments and Contingencies

20. You state the expected volatility used to estimate the fair value of the underwriter purchase options (UPO) was 0.10%. On page 31 of the document, you state you used a volatility of 45.9%. Please revise to provide consistent disclosure throughout the document. Also, revise the volatility percentage disclosed in note 5 and anywhere else in the document where you disclose a volatility percentage of 0.10%.

21. Please clarify whether you used the volatility of the USX China Index as an estimate of your expected volatility or whether you used the simple average of each of the volatilities of the 54 companies. Tell us why you calculated volatility for the representative companies using one year rather than a period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

Part II

Item 15. Recent Sale of Unregistered Securities

22. Please disclose the private placement that is to occur prior to the offering and the issuance of the stock options as required by Item 701 of Regulation S-K.

Exhibits

23. Please revise your legality opinion to opine on whether the warrants and option are binding obligations under the state contract law governing the warrants and option agreements.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Fax (212) 407-4990